Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

RECEIVED
2008 MAY 14 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

28th April 2008

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08002558

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>2007 Final Dividend – Scrip Dividend</u>

We enclose for your information a notification dated 28th April 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 20 2008
THOMSON REUTERS

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[Cng/Dividend/2007final-div/dl/22]

Regulatory Announcement

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:18 28-Apr-08
Number	2244T

JARDINE MATHESON HOLDINGS LIMITED

2007 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2007 final dividend of the above Company:

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 45.00	US$31.54836	70.10747

Note:

(1) Average of the volume weighted average prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 25th April 2008.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

28th April 2008

www.jardines.com

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